Exhibit 99.5

Second Quarter Results August 4, 2005

Safe Harbor Statement This presentation may contain statements that are forward looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual financial statement or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulations. We do not undertake any duty to update any forward looking statements.

Business Update Second Quarter 2005

Stuart Energy Integration Update Integration now complete Achieved annualized cost savings in the order of $10 million - ahead of our target of $8 million Numerous accretive benefits including: expanded market position - geography and products higher revenues achieving critical mass (staff and customer base)

Strategic Business Units Power Test Generation Product Offerings HyPM Fuel Cell Power Modules 5kW - 65 kW Hydrogen ICE-based Modules Increments of 125 kW Integrated Customer Solutions Product Offerings HySTAT Modular Hydrogen Stations Electrolyzer-based - PEM Electrolyzer-based - Alkaline Reformer-based Integrated customer solutions Product Offerings FCATS PEM Fuel Cell Test Stations High Temperature Test Stations Diagnostics Modules Custom Products Testing Services Note: We report Power and Generation as one business unit Positioned as the Hydrogen 'Go-To' Company

Generation Second Quarter 2005 Highlights: Striking a balance between industrial and hydrogen highway applications Delivered five units, including two for hydrogen highway applications Delivered an electrolyzer for Toyota's refueling node on the California Hydrogen Highway Delivered an electrolyzer to Progress Energy (Florida) demonstrating the use of solar power to generate "Green" hydrogen Initiated a wind-hydrogen project in Eastern Canada demonstrating the benefits of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies of combining wind and hydrogen technologies

Power Power Power Second Quarter 2005 Highlights: HyPM gaining global traction Delivered five units Announced APC (NASDAQ:APCC) as our backup power OEM partner and launched our HyPM XR marketing initiative Positive outcomes continue to accrue from GM forklift pilot project - Fedex deployment now underway Received power module orders from four new Asian customers - common technology platform meeting the needs of unique applications Unveiled our fuel cell hybrid passenger midi-bus at the Hannover Fair. Road certifications underway (expected to complete by Q4 FY05) Product/market development initiatives with two neighborhood electric vehicle OEMs - REVA (India, www.revaindia.com) and Th!nk (Norway, www.think.no) Road certifications completed for Purolator fuel cell hybrid van in preparation for downtown Toronto service

Test Second Quarter 2005 Highlights: Resizing business to near-term market opportunities Delivered 12 units Launched our next generation G50 single cell low power test station Increased the feature set of several test stands to meet market demand Awarded contracts from existing and new Japanese and Chinese customers Secured several new multi-national customers across three continents Introduced multiple humidification technologies further differentiating our product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line product line

Financial Overview Second Quarter 2005

Revenues Highlights $6.3 M revenues in Q2 FY05 (YoY 76% ) $17.6 M revenues in H1 FY05 (YoY 130% ) 3% organic growth in H1 FY05 Test $ 3.3 M Power $ 1.1 M Generation $ 1.9 M

Gross Profit Highlights 17.1% in Q2 FY05 (28.8% in Q2 FY04) 11.9% in H1 FY05 (29.8% in H1 FY04) 19.3% in H1 FY05 prior to reflecting $1.3 million of fair value work in progress adjustments in Q1 FY05 Power and Generation $ 0.4 M Test $ 0.7 M

Cash Operating Expenses Highlights $7.0 M of cash operating expenses in Q2 FY05 ($6.2 M in Q2 FY04) $2.6 M gross /$1.7 M net R&D spend in Q2 FY05 ($2.9 M net in Q2 FY04) $2.4 M or 26% sequential decrease in quarterly cash operating expenses Stuart Energy synergies now being realized R & D $ 1.7 M SG & A $ 5.3 M

Order Backlog at June 30, 2005 (in $ millions) Highlights We expect to substantially deliver this order backlog in 2005. Orders Orders Orders Orders Q1 Backlog Received Delivered Q2 Backlog Generation 11.0 3.0 1.7 12.3 Power 2.6 - 1.1 1.5 Test 4.9 3.9 3.5 5.3 Total 18.5 6.9 6.3 19.1

Q2 Results (in $ millions) Footnote: EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change % Change Revenues 6.3 3.6 2.7 75 Gross Profit 1.1 1.0 0.1 10 % of Revenues 17.1 28.8 (11.7) Operating Expenses Selling, general and administrative 5.3 3.3 2.0 61 Research and development 1.7 2.9 (1.2) (41) Total operating expenses 7.0 6.2 0.8 13 EBITDA (5.9) (5.2) (0.7) (13)

H1 Results (in $ millions) Footnote: EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change % Change Revenues 17.6 7.7 9.9 130 Gross Profit 2.1 2.3 (0.2) (8) % of Revenues 11.9 29.8 (17.9) Operating Expenses Selling, general and administrative 11.5 6.5 5.0 77 Research and development 5.0 5.2 (0.2) (4) Total operating expenses 16.5 11.7 4.8 41 EBITDA (14.4) (9.4) (5.0) (53)

Balance Sheet Highlights Highlights $97.7 million in cash and cash equivalents and short-term investments as at June 30, 2005 $8.1 million sequential quarterly decrease in cash and cash equivalents and short-term investments attributable to: our loss before interest, taxes, depreciation, and integration costs of $6.2 million integration and severance costs of $0.3 million net changes in non-cash working capital of $1.5 million capital expenditures of $0.1 million

Take-aways Hydrogenics is POSITIONED Over 1600 hydrogen-related installations over 57 years in over 100 countries with corresponding sales & service network Opportunities on the increase as industry drivers intensify Hydrogenics' roadmap is MARKET-BASED We work with the 'markets that matter' to advance the right products at the right time with the right business case Hydrogenics is DIVERSIFIED across early and future markets Hydrogenics continues to focus on the FUNDAMENTALS Profitable revenue growth Cost reductions/margin growth Disciplined management